SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 18, 2019

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒    Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐    No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐    No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐    No: ☒

Enclosures: Twelve Nokia stock exchange releases dated June 18, 2019:

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

•                  Nokia Corporation - Managers’ transactions

STOCK EXCHANGE RELEASE
June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Alwan, Basil

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190616155522_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 154 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 154 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Bill, Hans-Jürgen

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190616155846_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 1,811 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 1,811 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Buvac, Kathrin

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190616155709_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 559 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 559 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE
June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Corker, Ricky

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190616160245_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 697 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 697 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Erlemeier, Joerg

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190616160514_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 280 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 280 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: French, Barry

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190616160702_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 1,003 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 1,003 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Goel, Sanjay

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190617095823_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 663 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 663 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Gorti, Bhaskar

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190617100127_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 453 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 453 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Guillén, Federico

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190617100250_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 563 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 563 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Motley, Sandra

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190617100702_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 46 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 46 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Varsellona, Maria

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190617100827_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 835 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 835 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

STOCK EXCHANGE RELEASE June 18, 2019

Nokia Corporation - Managers’ transactions

Nokia Corporation
Managers’ transactions
June 18, 2019 at 14:00 (CET +1)

Nokia Corporation - Managers’ transactions

Transaction notification under Article 19 of EU Market Abuse Regulation.

Person subject to the notification requirement

Name: Weldon, Marcus

Position: Other senior manager

Issuer: Nokia Corporation

LEI: 549300A0JPRWG1KI7U06

Notification type: INITIAL NOTIFICATION

Reference number: 549300A0JPRWG1KI7U06_20190617101211_2

Transaction date: 2019-06-13

Venue: NASDAQ HELSINKI LTD (XHEL)

Instrument type: SHARE

ISIN: FI0009000681

Nature of the transaction: ACQUISITION

(X) Executed under portfolio or asset management

Transaction details

(1): Volume: 163 Unit price: 4.5194 EUR

Aggregated transactions

(1): Volume: 163 Volume weighted average price: 4.5194 EUR

About Nokia
We create the technology to connect the world. We develop and deliver the industry’s only end-to-

1

end portfolio of network equipment, software, services and licensing that is available globally. Our customers include communications service providers whose combined networks support 6.1 billion subscriptions, as well as enterprises in the private and public sector that use our network portfolio to increase productivity and enrich lives.

Through our research teams, including the world-renowned Nokia Bell Labs, we are leading the world to adopt end-to-end 5G networks that are faster, more secure and capable of revolutionizing lives, economies and societies. Nokia adheres to the highest ethical business standards as we create technology with social purpose, quality and integrity. www.nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Jon Peet, Vice President, Corporate Communications

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2019	Nokia Corporation

	By:	/s/ Esa Niinimäki
Name: Esa Niinimäki
Title: Vice President, Corporate Legal